UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G (Rule 13d-102)

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(b), (c) and (d) and
AMENDMENT THERETO FILED PURSUANT TO 13d-2(b)
(Amendment No. 5)*

Monster Worldwide, Inc.

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

611742 10 7

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 611742 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Andrew J. McKelvey

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,762,000 shares of Class B Common Stock, par value $.001, and 7,918,396 shares of Common Stock, par value $.001

	6.	Shared Voting Power 5,791 shares of Common Stock, par value $.001

	7.	Sole Dispositive Power 4,762,000 shares of Class B Common Stock, par value $.001, and 7,918,396 shares of Common Stock, par value $.001

	8.	Shared Dispositive Power 5,791 shares of Common Stock, par value $.001

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,686,187 shares of Common Stock, par value $.001(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 100% of Class B Common Stock, 7.3% of Common Stock

12.	Type of Reporting Person (See Instructions) IN

(1)                        Includes 4,762,000 shares of Class B Common Stock.  The shares of Class B Common Stock have 10 votes per share and are convertible, on a share for share basis, into Common Stock.

This Schedule 13G reflects a statement of beneficial ownership of securities of the reporting person as of December 31, 2003.
Item 1.
	(a)	Name of Issuer Monster Worldwide, Inc. 622 Third Avenue New York, New York 10017
	(b)	Address of Issuer’s Principal Executive Offices 622 Third Avenue New York, New York 10017

Item 2.
	(a)	Name of Person Filing See Item 1 of the cover page attached hereto
	(b)	Address of Principal Business Office or, if none, Residence c/o Monster Worldwide, Inc. 622 Third Avenue New York, New York 10017
	(c)	Citizenship See Item 4 of the cover page attached hereto
	(d)	Title of Class of Securities Common Stock, par value $.001 Class B Common Stock, par value $.001
	(e)	CUSIP Number 611742 10 7

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: See Item 9 of the cover page attached hereto
(b) Percent of class: See Item 11 of the cover page attached hereto
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 7,918,396 shares of Common Stock, par value $.001, and 4,762,000 shares of Class B Common Stock, par value $.001.
(ii) Shared power to vote or to direct the vote 5,791 shares of Common Stock, par value $.001.
(iii) Sole power to dispose or to direct the disposition of 7,918,396 shares of Common Stock, par value $.001, and 4,762,000 shares of Class B Common Stock, par value $.001.
(iv) Shared power to dispose or to direct the disposition of 5,791 shares of Common Stock, par value $.001.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Mr. McKelvey maintains indirect beneficial ownership of 5,791 shares of Common Stock, par value $.001 per share of the 12,686,187 shares reported at Item 9 of the cover page attached hereto.  Mr. McKelvey’s spouse holds 4,115 of such shares and Mr. McKelvey’s 401(k) Plan holds 1,676 of these shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2004
Date
/s/ Andrew J. Mckelvey
Signature
Andrew J. Mckelvey
Name/Title